UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
345 Heards Ferry Road NW
Atlanta, GA 30328-4716
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page  2  of  7  Pages

CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 339,287
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 339,287
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,287
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page  3  of  7  Pages

CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 339,287
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 339,287
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,287
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page  4  of  7  Pages

Explanatory Note:

This statement on Schedule 13D (this “Statement”) is being filed by Mr. Christopher F. Brogdon and Ms. Connie B. Brogdon (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Mr. Brogdon and Ms. Brogdon are husband and wife.

Item 1.	Security and Issuer.

The name of the issuer is AdCare Health Systems, Inc., an Ohio corporation (the “Issuer”).  The address of the Issuer’s offices is 5057 Troy Rd., Springfield, OH 45502-9032.  This Statement relates to the Issuer’s common stock, no par value (the “Common Stock”).

Item 2.	Identity and Background.

	(a).	This Statement is being filed jointly on behalf of the Reporting Persons.

	(b).	The business address of (i) Mr. Brogdon is 593 Atlanta Street, Roswell, Georgia 30075 and (ii) Ms. Brogdon is 593 Atlanta Street, Roswell, Georgia 30075.

	(c).	Mr. Brogdon is a private investor, with investments primarily in the healthcare and restaurant industries.

Ms. Brogdon is a private investor, with investments primarily in the healthcare and restaurant industries.

	(d).	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e).
During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body and neither Reporting Person is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f).	Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of 150,545 shares of Common Stock and warrants to purchase 188,742 shares of Common Stock for cash in an aggregate amount of $201,418.00 using personal funds available on hand.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock and the warrants to purchase Common Stock reported by this Statement for the purpose of exercising substantial influence over the management, business and affairs of the Issuer. Each Reporting Person may make additional purchases of Common Stock or warrants to purchase Common Stock in the open market or in private transactions, depending on the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for and relative value of the Common Stock, other opportunities available to the Reporting Person, general economic and market conditions, and other future developments. Neither Reporting Person, however, has any timetable or pre-arranged plan relating to additional purchases of the Issuer’s securities.

Except as otherwise indicated in this Item 4, neither Reporting Person has any present plans or proposals with respect to the Issuer that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of  Schedule 13D. Notwithstanding the foregoing, each Reporting Person may at any time and from time to time, and reserves the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of market conditions or other factors that may have the effects described in clauses (a) through (j) of Item 4 of  Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Schedule 13D, the Reporting Persons held 150,545 shares of Common Stock and warrants to purchase 188,742 shares of Common Stock, which represents approximately 8.5 % of the outstanding Common Stock as of March 7, 2008.  The calculation of this percentage is based on 3,786,128 shares of Common Stock outstanding as of March 7, 2008, as disclosed by the Issuer in its Annual Report on Form 10-KSB for the year ended December 31, 2007.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 339,287 shares of Common Stock, comprised of (i) 35,823 shares of Common Stock held of record by Mr. Brogdon; (ii) 20,600 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $5.40 per share; (iii) 104,722 shares of Common Stock held of record by Ms. Brogdon; (iv) 87,100 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Ms. Brogdon at an exercise price of $5.40 per share; (v) 10,000 shares of Common Stock held of record by Ms. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act; and (vi) 81,042 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act at an exercise price of $5.40 per share.

The Cover Pages of this Statement are incorporated herein by reference.

	(c).	The following table sets forth all transactions effected during the last 60 days by the Reporting Persons with respect to the Common Stock.

Trade Date	Number of Shares or Warrants Purchased	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
2/12/08	4,000	$0.919	Open market	Ms. Brogdon
2/20/08	3,000	$0.894	Open market	Ms. Brogdon
2/27/2008*	16,000	$0.043	Open market	Ms. Brogdon
2/29/2008*	2,000	$0.123	Open market	Mr. Brogdon
3/4/08	5,000	$1.050	Open market	Ms. Brogdon
3/4/08	1,000	$1.050	Open market	Ms. Brogdon
3/4/08	3,000	$1.090	Open market	Ms. Brogdon
3/4/08	2,000	$1.100	Open market	Ms. Brogdon
3/5/08	1,060	$1.050	Open market	Ms. Brogdon
3/5/08	5,864	$1.130	Open market	Ms. Brogdon
3/6/08	1,200	$1.070	Open market	Mr. Brogdon
3/6/2008*	18,600	$0.111	Open market	Mr. Brogdon
3/7/2008*	10,400	$0.245	Open market	Ms. Brogdon
3/10/08	2,500	$1.050	Open market	Ms. Brogdon
3/10/08	2,000	$1.050	Open market	Ms. Brogdon
3/10/2008*	17,200	$0.164	Open market	Ms. Brogdon
3/11/08	1,000	$1.050	Open market	Ms. Brogdon
3/12/2008*	11,000	$0.150	Open market	Ms. Brogdon
3/13/2008*	13,430	$0.128	Open market	Ms. Brogdon
3/13/08	1,000	$1.280	Open market	Ms. Brogdon
3/14/08	2,000	$1.300	Open market	Ms. Brogdon

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3/14/08	1,500	$1.340	Open market	Ms. Brogdon
3/14/08	1,500	$1.340	Open market	Ms. Brogdon
3/14/08	1,500	$1.340	Open market	Ms. Brogdon
3/14/08	1,000	$1.350	Open market	Ms. Brogdon
3/17/08	2,900	$1.380	Open market	Ms. Brogdon
3/17/2008*	4,070	$0.111	Open market	Ms. Brogdon
3/18/2008*	15,000	$0.087	Open market	Ms. Brogdon
3/18/2008*	18,342	$0.074	Open market	Ms. Brogdon **
3/19/08	3,000	$1.380	Open market	Ms. Brogdon
3/25/08	500	$1.150	Open market	Ms. Brogdon
3/25/2008*	8,000	$0.128	Open market	Ms. Brogdon **
3/26/08	10,000	$1.100	Open market	Ms. Brogdon
3/28/08	33,675	$1.281	Open market	Mr. Brogdon
3/28/2008*	5,900	$0.167	Open market	Ms. Brogdon **
3/28/08	1,300	$1.250	Open market	Mr. Brogdon
4/1/2008*	5,000	$0.149	Open market	Ms. Brogdon **
4/4/08	15,000	$1.296	Open market	Mr. Brogdon
4/7/08	8,165	$1.569	Open market	Mr. Brogdon
4/8/08	358	$1.500	Open market	Mr. Brogdon
4/9/2008*	30,000	$0.243	Open market	Ms. Brogdon **
4/10/08	500	$1.660	Open market	Mr. Brogdon
4/10/08	500	$1.660	Open market	Mr. Brogdon
4/10/08	783	$1.660	Open market	Ms. Brogdon
4/10/08	7,000	$0.250	Open market	Ms. Brogdon**
4/11/08*	6,800	$0.250	Open market	Ms. Brogdon**
4/14/08	3,740	$1.750	Open market	Ms. Brogdon
___________________
*	Represents purchase of warrants to purchase shares of Common Stock.
**	Purchased by Ms. Brogden as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act.

	(d).	Not applicable.

	(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2008
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2008
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon